                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                     For the months of March and April 2001


                                   Oce N.V.
                (Translation of registrants name into English)

                   St. Urbanusweg 43, Venlo, The Netherlands
                   (Address of principal executive offices)
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Shareholders Meeting Oce

At today's Annual General Meeting of Shareholders of Oce N.V. the Financial Statements for 2000 were adopted and the dividend for the 2000 financial year was fixed at euro 0.58 per ordinary share.
Mr. J.L. Brentjens, former Chairman of the Executive Board of VNU N.V., was appointed as a Supervisory Director.
Mr. F.J. de Wit was reappointed as a Supervisory Director.
Mr. J. van den Belt was appointed as a Member of the Executive Board.
In addition Messrs. D.M.N. van Wensveen, S. Bergsma and J.M. Boll were reappointed as Directors A of Stichting Administratiekantoor Preferente Aandelen Oce.

The dividend for the 2000 financial year was fixed at euro 0.58 in cash per ordinary share of euro 0.50 nominal value. After deduction of the interim dividend the final dividend for the 2000 financial year amounts to euro 0.43 per ordinary share of 0.50 nominal value.
The cash dividend will be made available for payment with effect from March 19, 2001 via the institutions with which the dividend sheets have been deposited at the close of office hours on March 9, 2001.

Oce N.V.
March 7, 2001
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First quarter report 2001

Consolidated Statement of Operations for the first quarter 2001, from December 1, 2000 till February 28, 2001


                                                 First Quarter
-----------------------------------------------------------------------

Results in millions                       2000       2001      2001
except per share*                                              US$
Revenues from sales, rentals
and service                               697.6      745.2     686.5
Interest from financial leases             26.2       30.4      28.0
                                          -----      -----     -----
Total revenues                            723.8      775.6     714.5

Cost of sales, rentals and service        416.3      460.0     423.7
Gross margin                              307.5      315.6     290.8

Operating expenses                        246.0      257.0     236.8
Operating income                           61.5       58.6      54.0

Financial expense (net)                    15.1       17.2      15.8

Income before income taxes,
equity in income of unconsolidated
companies and minority interests           46.4       41.4      38.2

Income taxes                               13.5       12.7      11.8

Income before equity in income
of unconsolidated companies and
minority interests                         32.9       28.7      26.4

Equity in income of unconsolidated
companies                                     -          -         -

Income before minority interests           32.9       28.7      26.4

Minority interests in net income of
subsidiaries                                0.6        0.6       0.5

Net income                                 32.3       28.1      25.9

Net income attributable to
holders of ordinary shares                 31.4       27.2       25.1

Cash flow                                  80.4       74.5       68.6
EBITDA                                    109.6      105.0       96.7

Average number of outstanding
ordinary shares (x 1,000)                83,300     85,573     85,573

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-------------------------------------------------------
Per ordinary share            2000    2001     2001
------------------                              US$

Net income                    0.38    0.32     0.29
Cash flow                     0.95    0.86     0.79

*
The company reports in Euro (). As a convenience for US readers, the results for 2001 have been converted at US$ 0.9212: 1, the noon buying rate of February 28, 2001.
This compares with US$ 0.9643: 1 used at this time last year.

Results first quarter fiscal 2001

Venlo, The Netherlands, April 6, 2001: Consolidated results for the first quarter of fiscal 2001 were published today by Oce N.V. (NASDAQ-OCENY).
First quarter revenues of the Dutch based supplier of digital document systems and services rose by 7% to US$ 714 million. Autonomous growth in the quarter amounted to 3%.
Due to economic developments, sales of machines were lower than in the previous year. This decrease was more than offset by higher revenues from software and services (including Facility Services). This reduced the gross margin percentage; despite this, the margin increased by 2.6% in absolute terms.

Operating expenses went up by 4.5%.
Operating income in the first quarter decreased by 4.7% compared to the corresponding period of 2000.
Excluding the impact of start-up and launch costs of the new products, operating income would have increased by 5%.

In Wide Format Printing Systems revenues went up by 8% to US$ 193 million (2000:
US$ 179 million). Exchange rates had a positive effect of 4%. Autonomous growth, amounting to 4%, stems from the Oce 9600 mid-volume to high-volume printer and from earnings from service and software. The introduction of the new machines was successful, and the contribution of these products to revenues will gradually start to show through.

Revenues in Document Printing Systems increased by 4% to US$ 344 million (2000:
US$ 330 million). Automonous growth amounted to 1%. Sales of machines, both in Europe and in the United States, are lagging behind those of last year. Market shipments of the new products will move ahead further during the second quarter and the effects should make themselves felt from the third quarter onwards.

In Production Printing Systems revenues went up by 12% to US$ 177 million (2000:
US$ 158 million), of which 4% was provided by autonomous growth. Revenues developed well in both Electronic Production Printing and Printing and Publishing. Earnings from service and software made a higher contribution to overall revenues.




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As regards orders for machines there has been a slowdown in recent months.

Due to the increase in financial expense and a higher effective tax rate net income was down by 12.9% to US$ 25.9 million, or US$ 0.29 per share based on 85,573,033 shares, being the weighted average number of ordinary shares outstanding, compared to US$ 29.7 million or US$ 0.35 per share based on 83,300,453 shares, being the weighted average number of ordinary shares outstanding at the first quarter of 2000. If the figures were adjusted to take into account the additional start-up and launch costs, net income would have been at the same level as in the first quarter of last year.

Net income amounted to 3.6% of revenues (2000: 4.5%).

Cash flow (net income plus depreciation) amounted to US$ 69 million (2000: US$ 74 million).

Prospects

Given the economic circumstances, revenues and margins are likely to develop along similar lines during the second quarter, whilst the planned costs for new product launches will also be higher than last year. Because of these developments income for the second quarter will likewise be lower than in the previous year. As from the third quarter of 2001 operating income and net income are expected to show an upward trend again thanks to the contribution by the new machines. Certainly in view of the economic uncertainties it is difficult to give an exact income forecast for the full 2001 fiscal year. As a result, the income forecast announced earlier has been adjusted. If economic circumstances do not worsen further, the level of income for fiscal 2001 is expected to be equal to that of 2000.

Oce N.V.
April 6, 2001
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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Oce N.V.
                                   --------------------------------------
                                                  (Registrant)


                                   By:  /s/ R.L. van Iperen
                                   --------------------------------------------
                                   Chairman of the Board of Executive Directors
                                   (Principal Executive Officer)


Dated: April 12, 2001